UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March, 2019
Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐ No ☒

BUENOS AIRES, March 18, 2020

COMISIÓN NACIONAL DE VALORES
25 de mayo 175
Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299, 2nd floor
Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.
San Martín 344
Buenos Aires

Note: CPSA-GG-N-0100/20-AL
 Ref.: Appointment of Chief Operating Officer

Ladies and gentlemen,

I am pleased to address you as Head of Relationship with the Market of Central Puerto S.A. (the “Company”), in order to inform you that Mr. Fernando Bonnet has been designated as Chief Operating Officer (COO) of the Company.

Fernando holds a graduate degree in Accounting from the Universidad Nacional de Buenos Aires and a Master’s in Business Administration degree (MBA) from the Austral University (IAE).

He has been a part of Central Puerto since 2008 and during his career in the company he held different managerial positions within the Finance Department including Chief Financial Officer (CFO), from which he led the development of the necessary financing for the important expansion of the company in recent years and the Initial Public Offering of the company on the New York Stock Exchange.

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

Mr. Bonnet will continue to serve as the Company's CFO until his replacement is appointed.

With nothing further, I remain sincerely Yours,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 18, 2020	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact